Exhibit 21.1

NEWFIELD EXPLORATION COMPANY - LIST OF SIGNIFICANT
SUBSIDIARIES AS OF FEBRUARY 27, 2014

Exact Name of Subsidiary and Name Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
Newfield Exploration Mid-Continent Inc.	Delaware
Newfield Rocky Mountains Inc.	Delaware
Newfield Production Company	Texas